FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of February, 2003

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

HSBC Holdings plc ("HSBC")

Proposed Acquisition of Household International, Inc ("Household")

Amendment No. 1 to Form F-4

In connection with the proposed acquisition of Household by HSBC, Amendment No. 1 to Registration Statement on Form F-4 was filed by HSBC with the Securities and Exchange Commission in Washington DC at 15.25hrs Eastern Standard Time on 31 January 2003.

Copies of this Registration Statement will be available on the SEC website at www.sec.gov/edgar.shtml under HSBC's company filings, and on www.hsbc.com. In addition a copy of the Registration Statement has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority Document Viewing Facility, which is situated at:

Financial Services Authority

25 The North Colonnade

Canary Wharf

London E14 5HS

Tel: 00 44 (0) 20 7676 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given.)

END

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                           By:

                                                                                                           Name: P A Stafford

                                                                                                           Title: Assistant Group Secretary

                                                                                                            Date: February 3, 2003